Julia Aryeh Senior Counsel 345 Park Avenue New York, NY 10154	Direct 212.407.4043 Main 212.407.4000 Fax 212.407.4990 jaryeh@loeb.com

May 20, 2025

United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street, N.E. Washington, DC 20549

Re:	Silver Pegasus Acquisition Corp. Registration Staement on Form S-1 Filed January 21, 2025 File No. 333-284395

Attention: Howard Efron, Jennifer Monick, Ronald E. Alper and Pam Howell

On behalf of our client, Silver Pegasus Acquisition Corp., a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the responses to the comments contained in the Staff’s letter dated February 12, 2025 on the Company’s registration statement on Form S-1 filed on January 21, 2025 (the “Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its amendment to the Registration Statement on Form S-1/A (the “Amendment”) and certain exhibits via EDGAR with the Commission.

The Staff’s comments are repeated below in bold and are followed by the responses. We have included page references in the Amendment where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment. In addition to addressing the Staff’s comments, the Amendment has been updated to include additional founder shares issued to the Sponsor.

Registration Statement on Form S-1 filed January 21, 2025

Cover Page

1.	We note your response to prior comment 2 and we reissue it in part. Please revise to disclose that the anti-dilution rights associated with the founders’ shares may result in a material dilution of the purchasers’ equity interests.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover page of the Amendment.

Los Angeles    New York    Chicago    Nashville    Washington, DC    San Francisco    Beijing    Hong Kong    www.loeb.com

For the United States offices, a limited liability partnership including professional corporations. For Hong Kong office, a limited liability partnership.

United States Securities and Exchange Commission May 20, 2025 Page 2

Our Sponsor, page 3

2.	Please revise the table to include the anti-dilution rights associated with the founder shares and the payment of consulting, success or finder fees or any other advisory fees as referenced on page 34 in connection with the consummation of your initial business combination, as required by Item 1602(b)(4) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the cover and pages 3-4 of the Amendment.

Restrictions on Transfers of Founder Shares and Private Placement, page 146

3.	We partially reissue prior comment 20. Please revise the table in this section to include the transfer restrictions from the lock-up agreement with the underwriter, as discussed on page 182.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the page 151 of the Amendment.

Signatures, page II-5

4.	We note your response to comment 22 and we reissue it in part. Please identify the principal accounting officer or controller. See Instructions to Signatures of Form S-1.

Response: In response to the Staff’s comment, the Company has revised the signature page of the Amendment.

Should you have any questions about the responses contained herein, please contact me by telephone at (212) 407-4043 (office) or via email at jaryeh@loeb.com.

Sincerely,

/s/Julia Aryeh
Julia Aryeh
Senior Counsel

Cc: Giovanni Caruso